Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-191986

Supplementing the Preliminary

Prospectus Supplement dated

December 16, 2013 and the

Prospectus dated November 8, 2013

PRICING TERM SHEET

DATED DECEMBER 16, 2013

TTM TECHNOLOGIES, INC.

$220,000,000 PRINCIPAL AMOUNT OF

1.75% CONVERTIBLE SENIOR NOTES DUE 2020

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated December 16, 2013 (including the documents incorporated by reference therein, the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated November 8, 2013 (including the documents incorporated by reference therein, the “Base Prospectus”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the Base Prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	TTM Technologies, Inc.

Ticker/Exchange for common stock:	TTMI/The NASDAQ Global Select Market.

Securities:	1.75% Convertible Senior Notes due 2020 (the “notes”).

Principal amount:	$220,000,000.

Over-allotment option:	$30,000,000.

Denominations:	$1,000 and multiples thereof.

Maturity:	December 15, 2020, unless earlier repurchased or converted.

Fundamental change:	If we undergo a “fundamental change” (as defined in the Preliminary Prospectus Supplement under the caption “Description of notes—Fundamental change permits holders to require us to repurchase notes”), subject to certain conditions, holders may require us to repurchase for cash all or part of their notes in principal amounts of $1,000 or a multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Interest:	1.75% per year. Interest will accrue from December 20, 2013 and will be payable semiannually in arrears on June 15 and

December 15 of each year, beginning on June 15, 2014. We will pay additional interest, if any, at our election as the sole remedy relating to the failure to comply with our reporting obligations as described under “Description of notes—Events of default.”

Regular record dates:	June 1 and December 1 of each year.

Public offering price:	100% of principal, plus accrued interest, if any. Holders will pay accrued interest from December 20, 2013 if settlement occurs after that date.

Last reported sale price of our common stock on December 16, 2013:	$7.71 per share.

Initial conversion rate:	103.7613 shares of common stock per $1,000 principal amount of notes, subject to adjustment.

Initial conversion price:	Approximately $9.64 per share, subject to adjustment.

Conversion premium:	Approximately 25% above the last reported sale price of our common stock on December 16, 2013.

Book-running managers:	J.P. Morgan Securities LLC

RBS Securities Inc.

Co-manager:	Barclays Capital Inc.

Pricing date:	December 16, 2013.

Trade date:	December 17, 2013.

Expected settlement date:	December 20, 2013.

CUSIP number:	87305R AD1

ISIN:	US87305RAD17

Listing:	None.

Net proceeds:	We estimate that the net proceeds from the offering will be approximately $213.0 million (or approximately $242.2 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us.

Convertible note hedge and warrant transactions:	We entered into convertible note hedge transactions with one or more financial institutions, which include one or more of the underwriters and/or their respective affiliates (the “option counterparties”). We also entered into warrant transactions with the option counterparties.

The convertible note hedge transactions are expected generally to reduce the potential dilution to our common stock upon any conversion of notes and/or offset any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be. However, the warrant transactions could separately have a dilutive effect to the extent that the market value per share of our common stock exceeds the applicable strike price of the warrants. If the underwriters exercise their over-allotment option, we may enter into additional convertible note hedge and warrant transactions with the option counterparties, as described under “Use of proceeds” below. See “Description of the convertible note hedge and warrant transactions” in the Preliminary Prospectus Supplement.

Use of proceeds:	We intend to use approximately $28.6 million of the net proceeds from the offering to pay the cost of the convertible note hedge transactions we entered into with the option counterparties (after such cost is partially offset by the proceeds to us from the sale of the warrants pursuant to the warrant transactions we entered into with the option counterparties).

We also intend to use approximately $136.1 million of the net proceeds from the offering to repurchase approximately $131.6 million aggregate principal amount of our outstanding 3.25% convertible senior notes due 2015 from holders of these notes in privately negotiated transactions, net of accrued interest on such notes.

We intend to use the remaining net proceeds from the offering for general corporate purposes, which may include repayment of indebtedness, potential acquisitions, working capital and capital expenditures.

If the underwriters exercise their over-allotment option, we may sell additional warrants to the option counterparties and use a portion of the net proceeds from the sale of the additional notes, together with the proceeds from the additional warrants, to enter into additional convertible note hedge transactions with the option counterparties. Any remaining net proceeds from the sale of the additional notes will be used for general corporate purposes as described above.

See “Use of proceeds” in the Preliminary Prospectus Supplement.

Discounts and commissions:	Notes sold by the underwriters to the public will initially be offered at the public offering price.

The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with the offering, assuming both no exercise and full exercise of the underwriters’ over-allotment option:

Paid by us	No exercise	Full exercise
Per note	$28.75	$28.75
Total	$6,325,000.00	$7,187,500.00

Description of notes—Conversion rights—Increase in conversion rate upon conversion upon a make-whole fundamental change

Holders who convert their notes in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurring prior to the maturity date may be entitled to an increase in the conversion rate for the notes so surrendered for conversion.

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$7.71	$9.64	$10.00	$12.50	$15.00	$17.50	$20.00	$22.50	$25.00	$30.00	$35.00
December 20, 2013	25.9403	17.3341	16.0830	10.0453	6.6598	4.5941	3.2542	2.3444	1.7049	0.9041	0.4611
December 15, 2014	25.9403	17.8789	16.5307	10.0941	6.5602	4.4472	3.1018	2.2036	1.5815	0.8167	0.4029
December 15, 2015	25.9403	18.1648	16.7184	9.9057	6.2662	4.1479	2.8324	1.9735	1.3904	0.6908	0.3234
December 15, 2016	25.9403	18.1574	16.6057	9.4297	5.7391	3.6717	2.4332	1.6500	1.1331	0.5334	0.2309
December 15, 2017	25.9403	17.5029	15.8544	8.4331	4.8332	2.9346	1.8597	1.2129	0.8033	0.3493	0.1309
December 15, 2018	25.9403	15.7658	14.0436	6.6477	3.4245	1.9061	1.1310	0.7021	0.4463	0.1754	0.0479
December 15, 2019	25.9403	12.2522	10.4917	3.7277	1.4960	0.7188	0.4085	0.2570	0.1667	0.0595	0.0029
December 15, 2020	25.9403	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $35.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $7.71 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 129.7016 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth in the Preliminary Prospectus Supplement under “Description of notes—Conversion rights—Conversion rate adjustments.”

Our obligation to increase the conversion rate for notes converted in connection with a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Capitalization

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of September 30, 2013:

•	on an actual basis, and

•	on an as adjusted basis to reflect the sale of the notes (assuming the underwriters’ over-allotment option is not exercised) and the application of the net proceeds therefrom as described in “Use of proceeds.”

You should read this table in conjunction with “Use of proceeds” as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, incorporated by reference into the Preliminary Prospectus Supplement from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

	September 30, 2013
(in thousands, except footnotes and par value)	Actual	As adjusted
Cash, cash equivalents and short-term investments	$270,534	$318,879

Long-term debt:
1.75% Convertible senior notes due 2020(1)	$—	$220,000
3.25% Convertible senior notes due 2015(1)(2)	175,000	43,395
Other long-term debt	273,805	273,805
Total long-term debt	$448,805	$537,200
Stockholders’ equity:
Common stock, $0.001 par value; 200,000 shares authorized, 82,639 shares issued and outstanding, actual and as adjusted(3)	$83	83
Additional paid-in capital(4)	551,744	551,744
Retained earnings(5)	56,502	56,502
Statutory surplus reserve	15,166	15,166
Accumulated other comprehensive income	41,330	41,330
Total stockholders’ equity(4)	$664,825	$664,825
Total capitalization(4)	$1,113,630	$1,202,025

(1)	In accordance with Accounting Standards Codification, ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”), convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the notes and the 2015 notes is the aggregate principal amount of such notes, without reflecting the debt discount or fees and expenses that we are required to recognize or the increase in additional paid-in capital on our consolidated balance sheet.

(2)	The 2015 notes are recorded on our historical September 30, 2013 balance sheet at $162.7 million and are being amortized up to the principal amount of $175.0 million through May 15, 2015. After giving effect to the repurchase of the 2015 notes as described in the Preliminary Prospectus Supplement, the carrying value of the remaining 2015 notes will be amortized up to the aggregate principal amount of $43.4 million through May 15, 2015.

(3)	The table above does not include the following as of September 30, 2013:

•	953,883 shares of common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $12.16 per share;

•	1,921,148 shares of common stock issuable upon vesting of restricted stock units, including 212,557 of which are vested but not yet released in connection with awards granted to non-employee directors;

•	1,895,926 shares of common stock reserved for the issuance under our 2006 Incentive Compensation Plan; and

•	shares of our common stock to be reserved for issuance: (a) upon conversion of the 2015 notes; (b) upon conversion of the notes offered by the Preliminary Prospectus Supplement and this pricing term sheet; and (c) in connection with the warrant transactions entered into concurrently with the 2015 notes and to be entered into concurrently with the pricing of the notes offered by the Preliminary Prospectus Supplement and this pricing term sheet as described under “Description of the convertible note hedge and warrant transactions” in the Preliminary Prospectus Supplement.

(4)	Issuance of the notes (giving effect to the application of ASC 470-20 as described in note (1) above) and the entry into the convertible note hedge and warrant transactions will result in a net increase in additional paid-in capital and, therefore, a net increase in total stockholders’ equity and total capitalization. Amounts shown in the table above do not reflect application of ASC 470-20 to the notes.

(5)	Retained earnings have not been adjusted for any impact from gain or loss resulting from the repurchase of the 2015 notes.

The Issuer has filed a registration statement (including a prospectus), which became effective on November 8, 2013, and a preliminary prospectus supplement dated December 16, 2013 with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the registration statement (including the prospectus), the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by calling J.P. Morgan Securities LLC at (866) 803-9204 or RBS Securities Inc. at (866) 884-2071.

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